January 28, 2014

Via E-mail
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549-4628

Re:    Besra Gold, Inc.
    Form 20-F for the Fiscal Year Ended June 30, 2013
    Filed September 18, 2013
Form 6-K Filed December 5, 2013
    File No. 000-52324

Dear Ms. Jenkins:

As requested in your letter to Besra Gold, Inc. (the “Company”) dated January 14, 2014, please find below a detailed response to your comments. We have incorporated each of your comments, followed by our response.

Form 20-F for the Fiscal Year Ended June 30, 2013
Item 4. Information on the Company, page 17
4D. Property, Plant and Equipment, page 25
Global Resource Estimates, page 27

1.
We note your disclosure regarding your Phuoc Son resource estimate stating that you use an upper cut-off grade and no lower cut-off grade when determining your mineral resources. Please help us understand this disclosure by explaining how you demonstrate a reasonable prospect of economic extraction without a lower cut-off grade. In your response please tell us the metal prices used to determine your mineral resources.

Our response: The reserves have a 3 g/t Au lower cut-off. With regards to Phuoc Son resources, the vein contacts generally show sharp grade boundaries. Therefore vein contacts and/or a 0.5 g/t lower cut-off, where applicable, are used to define the resource wireframe. The 0.5 g/t lower cut-off applied to the resource outline is based on geology and statistical/geostatistical analysis. We will add a detailed discussion over this matter in our next 6K filing covering Q2 ended December 31, 2013.

Item 5. Operating and Financial Review and Prospects, page 57
5A. Operating Results, page 58
Operating Review, page 58

2.
We note you provide “operating cash cost per ounce sold” and “operating cash costs per ounces produced” metrics on a consolidated and on individual mine bases. You define these metrics in footnotes 1 and 2 and refer readers to “the Non-IFRS Measures section of the Company’s MD&A.”

However, we have not found this section. Please amend to include the Item 10(e) of Regulation S-K disclosures on non-IFRS Measures. Refer to General Instruction C.(e) of Form 20-F.

Our response: The “Non-IFRS Measures” section has been included in the Company’s 2013 MD&A and the Annual Report (as filed on SEDAR for the OSC) but has been mistakenly omitted in form 20-F. The reference to the “Non-IFRS Measures” section will be removed and the explanation and calculation of the “operating cash cost per ounce sold” and “operating cash costs per ounces produced” metrics will be added in the footnote to the table prospectively.

Cost of sales, page 58

3.
We note that you disclose the metric “all-in sustaining costs” and provide a comparison from period to period to explain cost of sales. Please expand your disclosure to clearly describe the nature and calculation of each of the adjustments included in all-in sustaining costs per ounce. Also, provide a discussion of the underlying reasons for the significant reduction in these costs from period to period. Please provide us with revised disclosure.

Our response: We will prospectively include a reconciliation of the differences between the non-GAAP financial measure and the most directly comparable financial measure or measures calculated and presented in accordance with IFRS. A discussion of the underlying reasons for the increase in All-in Costs year-over-year will also be added in the next 20-F.

4.
Please describe your cost of sales, and to the extent material, discuss the year over year changes separately for Phuoc Son Plant and Bong Mieu Plant. In addition, expand your discussion to describe the causal factors for the reduction of cost per tonne milled at Bong Mieu and Phuoc Son.

Our response: The requested additional information will be provided prospectively.

The proposed disclosure: Cost of sales consists of production costs adjusted for a change in inventory balances and cost of gold used to settle gold loan. During the year ended June 30, 2013 cost of sales increased to US$43,644,257 from US$14,828,440 and 22,906,966 in the six months ended June 30, 2012 and the year ended December 31, 2011. Cost of sales increased as a percentage of sales primarily due to the higher mining costs per ounce produced as a result of the change in grade with moving to the Bai Go project at Phuoc Son. Cost of sales at Bong Meiu remained consistent compared with 6 months ended June 30, 2012 and increased compared to the year ended December 31, 2011 due more gold was sold.

Phuoc Son Gold Project, Vietnam, page 59

5.
Your discussions of operating results, especially sales from Phuoc Son and Bong Mieu [page 61], focuses mainly on the quarterly analysis of June 30, 2013 and June 30, 2012. Please revise to include a discussion of material changes from year to year as required by Item 5 of Form 20-F.

Our response: The requested additional information will be provided prospectively.

The proposed disclosure:
Mining cost per tonne was $41.74 for the 12 months ending June 30, 2013, 18% less than $50.50 for the 6 month FY of 2012, as a result of a substantial increase in the total tonnes of ore and waste mined, which decreases the per tonne cost of fixed charges. As well as a CPT decrease in fuel and explosives.
Processing cost per tonne of ore of $35.45 for the 12 months ending June 30, 2013, was 10% less than $39.41 for the 6 month FY of 2012. The lower processing costs in 2013 relative to the same period of 2012 were the result of lower per unit fuel costs.

Mine overhead costs were $19.69 for the 12 months ending June 30, 2013, 29% less than $27.60 for the 6 month FY of 2012, as a result of cost savings related to food. In 2013, PSG hired an expatriate to run the food and beverage for the mine site.

6.
You disclose that you pay “the Vietnam Government a royalty equal to 15% of the sales value of gold production in Vietnam from Phuoc Son.” Please revise to clarify how this percentage is determined, e.g., contractually fixed, and any expected changes of royalty payments in future. In addition, please disclose the same information on royalty payments for the Bong Mieu Gold Project on page 61.

Our response: The Phuoc Son and Bong Mieu companies are taxed with 15% and 3% royalty rates, respectively, calculated based on gross sales. The rates have been established by the Vietnamese government and are not expected to change. Information about royalties has been provided in the “Operating Companies” section (4D, Operating Companies, pages 30 and 38 for Phuoc Son and Bong Mieu, respectively).

Environmental Fees, page 63

7.
You disclose that environmental fees were introduced in January 2012 and are based on the volume of ore mined. Please clarify to describe how the environmental fees are calculated and whether you expect any changes in the fees to occur in the future.

Our response: Environmental fees are charged by the Ministry of Natural Resources of Vietnam and are based on tonnes of ore mined during the month. This is indicated on page 63 of the Form 20-F. The current rate is VND 180,000 per tonne and no change to the current rate is expected.

5B. Liquidity and Capital Resources, page 64
Cash from Operating Activities, page 65

8.
Your discussion of cash from operating activities merely recites the amounts of cash flow provided by operating activities from your consolidated statements of cash flows. Please revise to provide a description of the internal and external sources of liquidity and a brief description of any unused sources of liquidity and how you propose to provide the additional working capital needed. Refer to Item 5.B.1.(a) of Form 20-F.

Our response: We consider that the key aspects have been sufficiently disclosed within the existing disclosure on pages 65 and 66 under the “Liquidity Outlook”: “The Company will depend on outside capital to complete the exploration and development of the resource properties. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuance of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected. The Company has financed its operations to date primarily from the issue of share capital, the sale of gold and through the raising of short term debt. The Company continues to seek capital through various means including the issuance of debt and is currently in discussions with lenders to convert short-term debt to long-term debt to better match its asset base”.

Investing Activities, page 65

9.
We note from page 64 that your current liabilities exceeded your current assets by US$21,337,451 and you disclose that there is a substantial doubt regarding your ability to continue as a going concern. Please expand your disclosure to include the information regarding your material commitments for capital expenditures as of June 30, 2013 and any subsequent interim period and an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments. Refer to Item 5.B.3 of Form 20-F.

Our response: For future filings, the disclosure will refer the reader to section 5F of the Form 20-F.

Financing Activities, page 65

10.
We note Phuoc Son Gold Company Limited entered into a loan agreement with a Vietnamese bank for a maximum borrowing of US$18,000,000 and the carrying amount of the loan was US$5,000,000 as of June 30, 2013. Please revise to disclose the date of the loan agreement, the dates of your first principal drawdown and any repayments, if any, and the maturity date of this loan.

Our response: The requested information about the secured loan is provided in Note 18 “Loans and Borrowings” and the maturity of the secured loans (July-13 to Feb-14) is disclosed. The date of the agreement is also provided in Note 18 and will be added to the “Financing Activities” section of 20F prospectively.

Item 17: Financial Statements

11.
It appears to us that your financial statements should be presented in accordance with Item 18 of Form 20-F instead of Item 17. Please refer to General Instruction E. (c)(2) of Form 20-F and revise the disclosures on non-financial statement pages 81 and 92 and elsewhere as necessary.

Our response: The financial statements have been prepared using IFRS. We will change reference to Item 18 in the Form 20-F prospectively.

12.
We note you provide your statements of Income (Loss) and Comprehensive Income (loss), Changes in Equity and Cash Flows for the fiscal year ended June 30, 2013, six-month period ended June 30, 2012 and fiscal year ended December 31, 2011. However, the financial statements presented do not meet the requirement in Item 8.A.2 of Form 20-F which requires comparative financial statements that cover the latest three financial years. Specifically, the six month transition period, i.e., six months ended June 30, 2012, is not considered to be equivalent to one year of financial statements. Please amend to include an additional period of audited financial statements to comply with the three year requirement or tell us why no revision is required.

Our response: We acknowledge your comment. On the grounds of passage of time, that the 2010 amounts are going back four years, and that our December 31, 2010 IFRS statements are currently readily available on EDGAR, we seek acceptance that we not amend for the additional comparative year at this time. For June 30, 2014, our 20-F will include the 2011 comparative figures.

Notes to the Consolidated Financial Statements, page 65
4. Summary of Significant Accounting Policies, page 66
Mine Properties, page 66
Exploration and Evaluation Expenditure, page 67

13.
We note your disclosure that you defer all exploration and evaluation expenditures until the project they relate to is placed into production. We also note that they will be “amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production.” Tell us how your accounting policy complies with IFRS 6, paragraph 17, which requires the reclassification of exploration and evaluation assets when the technical feasibility and commercial viability are demonstrable. If applicable, please provide us with a draft of your proposed disclosures.

Our response: We will revise our accounting policy prospectively to read that: exploration and evaluation expenditures are capitalized and carried at cost until the properties to which they relate are placed into production, sold, or where management has determined there to be an impairment in value. Management considers exploration expenditures for exploration that is deemed unsuccessful, an impairment, and thus it is recognized in profit and loss immediately. When the technical feasibility and commercial viability are demonstrable reclassification of the exploration and evaluation assets will take place.

Deferred Development Costs, page 67

14.
You disclose that development costs are and will be “amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production.” We also note both Bong Mieu Gold Property and Phuoc Son Gold Property are in production [page 17] with established proven and probable reserve [page 27]. Please clarify whether you use measured and indicated resources to amortize these deferred costs. To the extent you use measured and indicated resources to amortize these deferred costs, please explain your rationale and clarify your disclosure. Provide us with a draft of your proposed disclosures.

Our response: At Bong Mieu the Company is mining the Nui Kem mine where there are no established proven and probable reserves, yet there are established measured and indicated resources. Such non-reserve material has been included in the depreciation calculation where there exists a high degree of confidence in its economic extraction. Development costs that relate to a specific section of an ore body and which only provide benefit over the life of those reserves are depreciated over the estimated life of that specific section. Quarterly, the Company reviews and adjusts production estimates, and resulting amortisation, if an actual (realised) grade or production level is different from budgeted. We will clarify this in our accounting policy section of financial statements prospectively.

Revenue Recognition, page 73

15.
We note that revenue from the sale of gold and silver is recognized when the risks and rewards of ownership have been transferred. We also note that the risks and rewards of ownership for gold and silver reside with the Company until the point that gold and silver are confirmed as sold to the end consumer. Please tell us if you are selling your products to a refiner or broker and how you determine that the products are sold to the end consumer. In addition, tell us how and when the sales price is determined.

Our response: The end customer for Besra is a New York gold trader and revenue is recognised in accordance with the contract at the time of confirmation from Auramet. The company will clarify this in its accounting policy in the financial statements prospectively.

16.
We note your policy that by-product revenue is netted against cost of sales. Please quantify the amount of by-product revenues. If by-product revenues are material, please revise to classify by-product revenues as revenues.

Our response: During the year ended June 30, 2013 the by-product revenue amounted to US$806k which wasn’t considered material as it represents 0.97% of revenue.

Note 27. Prior Period Reclassifications, page 98

17.
We note that you have reclassified costs related to environmental fees from costs of goods to a separate line below gross profit in the current year. Please explain to us how the current presentation is preferable.

Our response: Environmental Fees increased on January 1, 2012 and became a material item by June 2013. Management decided it was appropriate to disclose separately.

Form 6-K dated December 5, 2013
Exhibit 99.1

18.
Please forward to our engineer, as supplemental information and not as part of your filing, the feasibility study for your Bau Gold Project in East Malaysia, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Our response: Find below a link to the Bau feasibility study (stage 1) available on our web-site): http://www.besra.com/bau/
Our technical person for your requests is Graeme Fulton (General Manager of Bau Project, Malaysia). His contact details are:
T +60 827 628 84/85
M +60 198 907 810 (MYA)
M +64 21 380 624 (NZ)
graeme.fulton@besra.com

Closing Comments
We hereby confirm to you the Company’s acknowledgement of the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you. If you have any further questions, please contact me at +64 (9) 912-1757.

Sincerely,
Besra Gold, Inc.

Signed: “S. Jane Bell”
_______________________
Jane Bell
Chief Financial Officer